UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March, 2008

Commission File Number

000-51747

VioSolar Inc, (formerly known as Sprout Development Inc.)

(Translation of registrant’s name into English)

Alimou 8; 17455 Alimos; Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes  _____  No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Appointment of Directors and Principal Officers.

On March 7, 2008, Mr. Jonathan Bradley was appointed as a Director of the Issuer.

Mr. Bradley is presently Dean of Students at the University of the West of England.

In 1972, Mr. Bradley obtained a BA (Hons) from the University of Bristol, in England, in Politics, History and French.

Mr. Bradley has extensive knowledge in the areas of business, economics, politics of post-Communist States of Central and Eastern Europe and form Soviet Union with an emphasis on the Balkan states, investment management, corporate governance and international business economics.

Mr. Bradley is presently a member of the International Study Group on Peace and Reconciliation in the Balkans, organized by the European Center for Peace and Development.

Mr. Bradley has extensive experience as a director and is presently a director of Naya Bharat Property Company PLC, a listed on the AIM of London Stock Exchange, Magna Umbrella Fund, listed on the Dublin Stock Exchange.  He is also Chairman of Invesco Perpetual European Absolute Return Trust PLC, listed on the London Stock Exchange.

From 1990 to present, Mr. Bradley is the Visiting Professor and Vice-President of Academic Council of European Center for Peace and Development, Belgrade, affiliated with University for Peace established by the United Nations.

From 1990 to present, Mr. Bradley is a director of Charlemagne Capital (UK) Limited and of several investment companies connected with it.  Charlemagne Capital (UK) Limited is a London based specialist investment management company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.

By: /s/ Rick Walchuk_______

Name:

Rick Walchuk

Title:    President & CEO

Date:  March 7, 2008

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